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                       June 9, 2020

       James S. Byrd, Jr.
       Chief Executive Officer
       Legion Capital Corporation
       301 E. Pine Street
       Suite 850
       Orlando, FL 32801

                                                        Re: Legion Capital
Corporation
                                                            Post-Qualification
Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 29, 2020
                                                            File No. 024-11123

       Dear Mr. Byrd:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin
       Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Finance